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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 5*

                      Under the Securities Exchange Act of 1934

                                  SPARTA FOODS, INC.
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                                   (Name of Issuer)

                                     COMMON STOCK
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                            (Title of Class of Securities)

                                      846573301
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                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                     June 6, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 4 pages

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CUSIP No.  846573301
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         OKABENA PARTNERSHIP K, A MINNESOTA GENERAL PARTNERSHIP      41-1642281
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    (2)  Check the Appropriate Box if a Member of a Group
                                                           (a)            [   ]
                                                           (b)            [ X ]
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    (3)  SEC Use Only

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    (4)  Source of Funds

         WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                     [   ]

         N/A
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    (6)  Citizenship or Place of Organization

         MINNESOTA
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Number of     (7)  Sole Voting Power          675,000      shares
Shares Bene-  ------------------------------------------------------------------
  ficially    (8)  Shared Voting Power          -0-        shares
Owned by      ------------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power     675,000      shares
 ing Person   ------------------------------------------------------------------
  With        (10) Shared Dispositive Power     -0-        shares
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         675,000 shares
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    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares[   ]
         N/A
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    (13) Percent of Class Represented by Amount in Row (11)
                              9.3%
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    (14) Type of Reporting Person (See Instructions)

         PN


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This Amendment No. 5 amends the original Schedule 13D filed February 9, 1996 and
Amendment No. 1 thereto filed on October 17, 1996, Amendment No. 2 filed April
4, 1997, Amendment No. 3 filed April 25, 1997 and Amendment No. 4 filed May 23, 1997.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and restated as follows:

              (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

              (c). The Reporting Person disposed of 125,000 shares of the Issuer's Common Stock in open market transactions as described below. Such sales result in a reduction of the Reporting Person's beneficial ownership by an amount which is more than 1% of the relevant class of the Issuer's securities.

         Date of Sale             No. of Shares Sold            Sale Price
         ------------             ------------------            ----------

             5-27-97                  30,000                       $1.12
             6-02-97                  15,000                        1.06
             6-05-97                  40,000                        1.09
             6-06-97                  30,000                        1.10
             6-13-97                  10,000                        1.13

              (d). Except as set forth above and in Amendments No. 3 and No. 4 to this Schedule 13D, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2 of Schedule 13D.


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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 18, 1997                         OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By:  /s/ GARY S. KOHLER
                                            ---------------------------------
                                            Gary S. Kohler, Vice President


                                  Page 4 of 4 pages